

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 1, 2009

Mr. Franco Baseotto
Executive Vice President, CFO and Treasurer
Foster Wheeler AG
Perryville Corporate Park
Clinton, NJ 08809

> **RE: Form 10-K for the fiscal year ended December 26, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 1-31305**

Dear Mr. Baseotto:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief